Filed Pursuant to Rule 433

Issuer Free Writing Prospectus Dated July 18, 2012

Registration No. 333-167781

SMITHFIELD FOODS, INC.

Free Writing Prospectus

Smithfield Foods, Inc. is initiating an underwritten public offering, subject to market and other conditions, of $650 million aggregate principal amount of senior notes due 2022 in a registered underwritten public offering. The Company intends to use the net proceeds of this offering, together with available cash and borrowings under its accounts receivable securitization facility, to finance a tender offer to repurchase any and all of its outstanding 10% Senior Secured Notes due 2014 and 7.75% Senior Notes due 2013, including the payment of all accrued and unpaid interest payable and any applicable premium with respect to the notes purchased in the tender offer, as well as any related fees and expenses. This refinancing will reduce interest expense and, upon the repayment in full of all of the 10% Senior Secured Notes due 2014, any collateral currently securing such notes on a first-priority basis will be released.

Barclays Capital Inc. and Goldman, Sachs & Co. are serving as joint book-running managers for the offering.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling:

Barclays Capital Inc.	(888) 603-5847 (toll free)

Goldman, Sachs & Co.	(212) 902-1171 (toll free)

This communication is intended for the sole use of the person to whom it is provided by the sender.